Exhibit 99.1

SUNTECH RESPONSE TO FINAL U.S. DOC DETERMINATION

SAN FRANCISCO, October 10th, 2012 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, offers the following statement regarding the U.S. Department of Commerce’s (DOC) final determination to impose countervailing duties (CVD) of 14.78% and anti-dumping duties (ADD) of effectively 21.19% on Suntech’s crystalline silicon photovoltaic cells imported from China.

“Unilateral trade barriers will not make any one company more competitive, but will make solar less competitive against other forms of electricity generation. These ill-conceived taxes on solar products were the outcome of an unrealistic analysis that compared, for example, Suntech’s costs of production to the theoretical costs of production in Thailand, a country with less than 100MW of PV production capacity. It’s unfortunate that the process works this way; however, Suntech is well-prepared for the future and to serve the needs of our customers,” said E.L. “Mick” McDaniel, Managing Director of Suntech America.

“As a multinational company with global supply chains and manufacturing facilities in three countries, including Goodyear, Arizona, we will continue to provide our customers in the U.S. with hundreds of megawatts of high-quality and affordable solar products that will not be subject to tariffs,” continued Mr. McDaniel.

“The growth of destructive trade barriers represents a significant, long-term challenge to the health of the solar industry in the U.S. and globally. Nobody benefits from a global solar trade war except for those who want a less competitive solar industry,” concluded Mr. McDaniel.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) is the world’s largest producer of solar panels for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide including in Goodyear, Arizona, Suntech has delivered more than 20 million photovoltaic panels to over a thousand customers in more than eighty countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit: http://www.suntech-power.com.

Safe Harbor Statement

This communication contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes Suntech’s ability to provide hundreds of megawatts of supply not subject to tariffs and the ultimate outcome of any decisions by the ITC and DOC on the petition filed. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Walker Frost

Communications Manager

Tel: +1 (415) 268-8881

Email: walker.frost@suntech-power.com